Prof. Yitzhak Peterburg Elected Chairman of Teva’s Board of Directors

Dr. Sol J. Barer joins the Board

Jerusalem, November 26, 2014 – Teva Pharmaceutical Industries Ltd. (NYSE:TEVA) today announced that the Board of Directors has elected Professor Yitzhak Peterburg as Chairman, effective January 1, 2015. Prof. Peterburg, a member of the Board since 2012 and from 2009-2010, will succeed Dr. Phillip Frost, who previously announced plans to step down as Chairman by the end of the year. Dr. Frost has also informed the Board that he will not stand for reelection as a director at the upcoming annual general meeting.

Additionally, the Board appointed Dr. Sol J. Barer as a director, also effective January 1, 2015. The Board remains committed to its previous statements regarding the size and composition of the Board.

“After an extensive international search, the Board determined that Yitzhak is best placed to provide the leadership and vision we need to strengthen Teva’s position as a global player in the pharmaceutical industry,” said Dr. Frost. “His vast experience and deep understanding of Teva and its potential, as well as his extensive experience in running large healthcare systems, make Yitzhak an excellent choice to succeed me as Chairman at this juncture in the company’s transformation for the future.”

“The Board is deeply grateful to Dr. Frost for his contributions, insight and commitment to Teva during this period of growth and opportunity for the company,” said Prof. Peterburg. “I am honored to assume the role of Chairman, and look forward to working closely with the Board, including President and CEO, Erez Vigodman, and the entire management team, to continue to drive value for Teva’s shareholders while increasing access to high-quality healthcare around the world.”

“I am also pleased that Dr. Sol Barer will join the Board and contribute his outstanding global pharmaceutical expertise,” added Prof. Peterburg. “The Board has made its composition a priority, as demonstrated by the addition of Sol, as well as Jean-Michel Halfon earlier this year.”

Biographical details

Prof. Yitzhak Peterburg
Prof. Yitzhak Peterburg rejoined Teva’s Board of Directors in 2012. He was Teva’s Senior Vice President—Global Branded Products, in charge of innovative drugs, R&D and pipeline asset management from 2010-2011, after serving on Teva’s Board of Directors from 2009-2010.

Prof. Peterburg served as President and CEO of Cellcom Israel Ltd., a leading telecommunications enterprise in Israel, from 2003-2005. From 1997-2002, he served as CEO of Clalit Health Services, the leading healthcare provider (HMO) in Israel, considered to be the second largest in the world, providing comprehensive health services to 55% of the Israeli population, through more than 1,500 primary and secondary clinics and 14 hospitals with approximately 45,000 employees. He led the digitizing of Clalit Health Services, including 100% Electronic Health Records (EHR) coverage and one of the first health information exchange systems in the world, and pioneered telemedicine in Israel. Between 2000 and2002, he was a board member at the International Federation of Health Plans (iFHP) and vice-chairman of the Association International de la Mutualite (AIM). Between 1990 and 1997, he held several managerial positions in the healthcare field, including CEO of the Soroka University Medical Center in Beer-Sheva. Prof. Peterburg currently serves as a director on the board of Rosetta Genomics Ltd.

Prof. Peterburg received an M.D. degree from Hadassah Medical School in 1977 and is board-certified in Pediatrics and Health Services Management. Prof. Peterburg received a Doctorate degree in Health Services Administration from Columbia University in 1987 and an M.Sc. degree in Information Systems from the London School of Economics in 1991. Between 2009 and 2010, he served as Senior Fellow at the Milken Institute. He is a professor at the School of Business, Ben-Gurion University.

Dr. Sol J. Barer
Dr. Barer is Managing Partner at SJ Barer Consulting. From 1987-2011, he served in top leadership roles at Celgene Corporation, including as Executive Chairman (2010-2011), Chairman and CEO (2007-2010), CEO (2006-2010), President and Chief Operating Officer (1994-2006) and President (1993-1994). Earlier in his career, he was a founder of the biotechnology group at the chemical company Celanese Corporation, which was later spun off as Celgene.

Dr. Barer currently serves on the board of a number of other biotechnology companies, including Amicus Therapeutics and Aegerion Pharmaceuticals. Dr. Barer is Chairman of the Board of InspireMD and Medgenics. Dr. Barer received his PhD in organic and physical chemistry from Rutgers University in 1974 and his BS in Chemistry from Brooklyn College of the City University of New York in 1968.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s Specialty Medicines businesses focus on CNS, respiratory, oncology, pain, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially COPAXONE® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents); the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; our potential exposure to product liability claims that are not covered by insurance; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; uncertainties related to our recent management changes; the effects of increased leverage and our resulting reliance on access to the capital markets; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; the impact of continuing consolidation of our distributors and customers; significant impairment charges relating to intangible assets and goodwill; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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